Yukon-Nevada Gold Corp. Drills 52.30 m Grading 6.17 g/t from
West Mahala, Jerritt Canyon, Nevada

Vancouver, BC – February 13, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to update results from its 2011 Surface drilling program at the Mahala Project which is located at its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

HIGHLIGHTS

  MAH-456 (West Mahala) intersected 52.30 meters at 6.17 g/t;

  MAH-459 (West Mahala) intersected 29.28 meters at 5.56 g/t;

  MAH-475 (West Mahala) intersected 15.10 meters at 14.92 g/t; and

  SH-1205 (East Mahala) intersected 34.16 meters at 9.98 g/t.

The Company continues to deliver exciting results from the 2011 Mahala surface drill hole assays located proximal to the SSX-Steer and Smith underground mines. These results provide further support to the Company position that the area between the Smith and SSX-Steer mines is strongly mineralized. The Mahala project consists of East Mahala, Mahala, and West Mahala that continue to exhibit outstanding exploration potential for the delineation of additional resources and reserves. West Mahala is growing into a significantly sized mineralized zone.

The additional results of the drill program received as of January 31, 2012 are shown in Tables 1 to 3. Surface plan maps illustrating drill hole locations and an assay summary table can be found on the Company website here: http://www.yukon-nevadagold.com/i/pdf/WMahalaSurExplUpdateMaps_2011.pdf and here: http://www.yukon- nevadagold.com/i/pdf/WMahalaSurExplDrillAssayResults_2011.pdf

Table 1. Significant 2011 Drill Hole Assay Results from East Mahala.

Hole ID (Mining Zone)	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SH-1205 (Zone 9)	866.0 ft 264.13 m	978.0 ft 298.29 m	112.0 ft 34.16 m	0.291 opt 9.98 g/t
EM-128 (Zone 4)	900.0 ft 274.50 m	940.0 ft 286.70 m	40.0 ft 12.20 m	0.120 opt 4.11 g/t

Notes:	(1)	Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
	(2)	No Significant Assays: EM-127
	(3)	Assays Pending: SH-1204, SH-1209, EM-122
	(4)	Diamond core holes not drilled: EM-125 and EM-129

Table 2. Significant 2011 Drill Hole Assay Results from Mahala.

Hole ID (Mining Zone)	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
MAH-447 (Zone 8 Smith)	695.0 ft 211.97 m	700.0 ft 213.50 m	5.0 ft 1.52 m	0.301 opt 10.32 g/t

Notes:	(1)	Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
	(2)	Assays Pending: SH-1213

Table 3. Significant 2011 Drill Hole Assay Results from West Mahala.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
MAH-456 (W. Mahala)	1041.5 ft 317.66 m	1213.0 ft 369.96 m	171.5 ft 52.30 m	0.180 opt 6.17 g/t
MAH-459 (W. Mahala)	1065.0 ft 324.82 m	1161.0 ft 354.10 m	96.0 ft 29.28 m	0.162 opt 5.56 g/t
MAH-466 (W. Mahala)	1029.5 ft 314.00 m	1090.0 ft 332.45 m	60.5 ft 18.45 m	0.117 opt 4.01 g/t
MAH-471 (W. Mahala)	958.0 ft 292.19 m	1007.0 ft 307.13 m	49.0 ft 14.94 m	0.230 opt 7.89 g/t
MAH-471 (W. Mahala)	1033.0 ft 315.06 m	1043.0 ft 318.11 m	10.0 ft 3.05 m	0.106 opt 3.64 g/t
MAH-475 (W. Mahala)	1212.0 ft 369.66 m	1261.5 ft 384.76 m	49.5 ft 15.10 m	0.435 opt 14.92 g/t

Notes:	(1)	Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
	(2)	No Significant Assays: MAH-473

Geologic and Engineering modeling are in progress to update the resources and reserves in the Mahala Project area and will be included in an NI 43-101 Technical Report scheduled to be completed in April 2012.

In mid-January substantial snowfall occurred at higher elevations throughout the Jerritt Canyon property. This prompted suspension of surface drilling operations until the upcoming spring/summer 2012 field season. Underground diamond drilling continues at the Smith mine. The Mahala surface drill hole assay results listed in this press release are those that were not included in the previous press release dated January 11, 2012. Details of the geology and mining zones for the present drill hole assay results are included in the previous press release.

Assaying of all samples from the 2011 surface drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.